NEWS RELEASE

BROOKFIELD REPORTS 37% INCREASE
IN FUNDS FROM OPERATIONS
FOR FIRST QUARTER OF 2004

NEW YORK, April 28, 2004 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced strong financial results for the first quarter ended March 31, 2004.

Funds from operations (“FFO”) increased 37% to $0.70 per share for the three months ended March 31, 2004, over $0.51 per share during the same period in 2003.

Three months ended	March 31, 2004	March 31, 2003

Funds from operations (FFO)
- $ (millions)	$120	$86
- per share — diluted	$0.70	$0.51
Net income
- $ (millions)	$56	$50
- per share — diluted	$0.30	$0.29

Net income increased $6 million for the three months ended March 31, 2004 to $56 million or $0.30 per share, compared to $50 million or $0.29 per share for 2003.

“Our focused strategy of investing in high-barrier, high-growth markets, pro-actively leasing to solid tenants, along with disciplined asset and capital management programs, has enabled us to produce consistently strong results,” said Ric Clark, President and CEO of Brookfield.

MAJOR INITIATIVES IN THE FIRST QUARTER OF 2004

•	Acquired Edison Place, 701 9th Street, N.W., in Washington, D.C. for $167.1 million, including the assumption of $151.6 million of long-term mortgage debt. The 547,000 square foot, 10-story office building was completed in 2001 and is fully occupied by the Potomac Electric Power Company under a 25-year master lease. The transaction marks Brookfield’s second acquisition of a major Class A office building in Washington, D.C., following the purchase of 1625 Eye St., N.W., in December 2003.

•	Refinanced Republic Plaza in Denver with a $170 million ten-year non-recourse mortgage financing at a fixed interest rate of 5.13%, representing a reduction of approximately 400 basis points from the prior fixed-rate mortgage financing.

•	Sold the company’s 20% interest in Gulf Canada Square in Calgary. The sale occurred following the successful renewal of a 400,000 square foot lease with Canadian Pacific Railway Company and marked the completion of the company’s strategy to invest, reposition, and monetize unsurfaced value from this asset, all within a 14-month time frame.

•	Repurchased 650,400 common shares of the company year-to-date at an average price of $29.59 per share. This brings the total number of shares repurchased since the inception of the normal course issuer bid to 11.4 million at an average price of $18.91 per share.

•	Agreed to issue C$200 million of preferred shares with a dividend rate of 5.0% subsequent to quarter-end. The issuance further strengthens the company’s balance sheet and reduces its overall cost of capital. Closing is expected to occur on April 30, 2004.

OPERATING HIGHLIGHTS

Brookfield’s markets are beginning to improve, as evidenced by the absorption of sublease space and modestly declining vacancy rates. At quarter-end, the company had an occupancy rate of 96.7% in its core markets of New York, Boston, Washington, D.C., Toronto and Calgary, and an occupancy rate of 93.10% across the portfolio.

•	Increased current commercial property operating income by $37 million. During the first quarter of 2004, net operating income from current commercial property operations was $179 million, compared with $142 million in 2003. The increase includes the contribution from 300 Madison Avenue and 1625 Eye Street, the $16 million net leasing fee realized upon the successful completion of the sublease at 300 Madison Avenue, and an increment of $5 million of straight-line rent due to the change in accounting policy.

•	Leased 1.2 million square feet of space during the first quarter of 2004, approximately five times the amount contractually expiring, including:

New York
–	a twenty-year lease with Cadwalader, Wickersham & Taft for 460,000 square feet in One World Financial Center. The transaction will result in a one-time $60 million net gain in the second quarter of 2004 upon the termination of the existing lease on the space which Cadwalader will occupy;
–	a fifteen-year lease renewal with Dow Jones & Company for 151,000 square feet in One World Financial Center; and
–	a ten-year lease renewal with Fleming, Zulack & Williamson for 44,000 square feet in One Liberty Plaza.

Toronto
–	a five-year renewal with TD Bank for 187,000 square feet at BCE Place, the third of BCE Place’s three anchor tenants to renew in the past twelve months, further reducing the 2005 rollover exposure in this market.

Minneapolis
–	a ten-year lease with Target for 94,000 square feet at 33 South Sixth Street; and
–	a twelve-year lease with Rider Bennett for 88,000 square feet at 33 South Sixth Street.

•	Earned $8 million from residential land development operations, an increase of $1 million over the first quarter of 2003, as the housing market across North America remains strong.

OUTLOOK

“As we look to the balance of the year, we expect our pro-active leasing strategy of reaching out to tenants in advance of maturities wherever possible will continue to strengthen our financial results. In addition, we will strive to continue enhancing value for shareholders through the implementation of our solid growth strategy which includes the acquisition of high-quality properties in stable, high-growth markets,” concluded Clark.

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Change in Accounting Policy

Historically, Brookfield’s accounting policy has been to record revenues in accordance with the actual payments received under the terms of the company’s leases, which typically increase over time, and to record depreciation on a sinking-fund basis. However, commencing January 1, 2004, accounting standards require both straight-line rent recognition and straight-line depreciation. This change resulted in additional revenue of $5 million and additional depreciation of $13 million before the effect of taxes for the three months ended March 31, 2004. A schedule reconciling FFO to a non straight-line rent basis can be found in the supplemental information package to allow for comparability with prior periods.

Dividend Declaration

The Board of Directors of Brookfield declared a quarterly common share dividend of $0.15 per share, payable on June 30, 2004 to shareholders of record at the close of business on June 1, 2004. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA, Series F, G, H, I and J preferred shares were also declared payable on June 30, 2004 to shareholders of record at the close of business on June 15, 2004.

Conference Call

Brookfield’s first-quarter investor conference call can be accessed by teleconference on April 28, 2004 at 3:00 p.m. E.T. at 1-888-789-0089 or 416-695-9753. The archived teleconference may be accessed by dialing 1-866-518-1010 or 416-695-5275 through May 6, 2004. The conference call can also be accessed by Webcast on the Brookfield Web site at www.brookfieldproperties.com. In addition, Brookfield’s Annual General Meeting for shareholders will be Webcast on Brookfield’s Web site on April 28, 2004 at 11:30 a.m. (E.T.).

Supplemental Information

Investors, analysts and other interested parties can access Brookfield’s Supplemental Information Package on Brookfield’s Web site under the Investor Information/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Profile

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 45 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

Contact

Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417—7215, or via email at: mcoley@brookfieldproperties.com.

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF INCOME

Unaudited	Three months ended Mar. 31

(US Millions, except per share amounts)	2004	2003

Total revenue	$326	$295

Net operating income
Commercial property operations
Operating income from current properties	$179	$142
Operating income from properties sold	—	8

Total commercial property operations	179	150

Development and residential operations	8	7
Interest and other	14	15

	201	172

Expenses
Interest	66	70
Administrative and development	10	11
Interests of others in properties	5	5

Income before undernoted	120	86

Depreciation and amortization	34	18
Taxes and other non-cash items	30	18

Net income	$56	$50

Funds from operations per share — diluted	$0.70	$0.51

Net income per share — diluted	$0.30	$0.29

CONSOLIDATED BALANCE SHEET

	Mar. 31,	Dec. 31,
	2004	2003

(US Millions)	Unaudited	Audited

Assets
Commercial properties	$6,493	$6,297
Development properties	725	684
Receivables and other	646	717
Marketable securities	317	267
Cash and cash equivalents	148	132

	$8,329	$8,097

Liabilities
Commercial property debt	$4,582	$4,537
Accounts payable and other liabilities	717	545
Future income tax liability	53	18

Shareholders’ interests
Interests of others in properties	47	81
Preferred shares
Subsidiaries	412	415
Corporate	586	586
Common shares	1,932	1,915

	$8,329	$8,097